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                             March 24, 2021

       Charles Alutto
       Chief Executive Officer
       Sierra Lake Acquisition Corp.
       625 West Adams Street
       Chicago, IL 60661

                                                        Re: Sierra Lake
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 25,
2021
                                                            File No. 333-253479

       Dear Mr. Alutto:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Business Strategy, page 2

   1. Please provide a more detailed discussion of the nature of the industries where you might target a business
combination. We note that you intend to "capitalize on the operational expertise possessed by
[y]our management team across a diverse array of industries."
                                                        However, we also note
for example, that in Mr. Alutto's case, much of his area of
                                                        expertise is in the
waste disposal industry, an industry where he is limited by a non-
                                                        compete provision of an
employment agreement.
       Exhibit Index, page 150

   2. Please reconcile the consent filed by Mr. Hoffman to being named in the registration statement as a director
nominee with the disclosure in the prospectus that he has served as
 Charles Alutto
Sierra Lake Acquisition Corp.
March 24, 2021
Page 2
         a member of your board of directors since February 2021.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Becky Chow at 202-551-6524 or William Schroeder at 202-551-3294 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameCharles Alutto                            Sincerely,
Comapany NameSierra Lake Acquisition Corp.
                                                            Division of
Corporation Finance
March 24, 2021 Page 2                                       Office of Finance
FirstName LastName